



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
TRADING AND MARKETS

August 17, 2010

Matthew B. Comstock, Esq.
Willkie Farr & Gallagher LLP
1875 K Street, NW
Washington, DC 20006

Re: iShares Trust Equity-Index Exchange Traded Funds
File No. TP 10-58

Dear Mr. Comstock:

In your letter dated August 17, 2010, as supplemented by conversations with the staff of the Division of Trading and Markets ("Division"), iShares Trust (the "Trust") on behalf of itself, the Fund, any national securities exchange or national securities association on or through which shares issued by the Fund ("Shares") may subsequently trade, and persons or entities engaging in transactions in Shares, requests exemptions from, or interpretive or no-action relief from Rules 10b-17 and 14e-5 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rules 101 and 102 of Regulation M in connection with secondary market transactions in Shares and the creation or redemption of Creation Units as discussed in your letter. We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined in your letter, unless we note otherwise.

The Trust was organized on December 16, 1999, as a Delaware statutory trust. The Trust is registered with the Commission under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company. The Trust currently consists of approximately 168 investment series or portfolios. Your letter requests relief related to the iShares Funds, four newly-created series of the Trust. Each respective Fund will invest in common stocks consisting of the component securities (the "Component Securities")[1] of the MSCI New Zealand Investable Market Index, the MSCI Philippines Investable Market Index, the MSCI Brazil Small Cap Index, or the MSCI China Small Cap Index, as applicable and consistent with each Fund's investment strategy. Each Fund will use a "passive" or indexing approach to try to achieve the Funds' investment objectives. In your letter, you represent the following:

- Shares of the Funds will be issued by an open-end management investment company that is registered with the Commission;

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[1] Component Securities include those Deposit Securities the Adviser to the Funds determines are appropriate to track accurately the relevant index in accord with the Funds' investment objectives.

- The Funds will continuously redeem, at net asset value ("NAV"), Creation Unit aggregations of at least 50,000 Shares, and the secondary market price of the Shares should not vary substantially from the NAV of such Shares;

- Shares of the Funds will be listed and traded on the NYSE Arca;

- The Funds will hold 20 or more Portfolio Securities with no one Portfolio Security constituting more than 25% of the Funds;

- On each Business Day, before the opening of business on the Exchange (normally 9:30 a.m., Eastern time), the Adviser and the Distributor, through the National Securities Clearing Corporation, will make available the identity and required number of shares of each Deposit Security and the amount of the Cash Component to be included in the current Fund Deposit (based on information at the end of the previous business day). The Deposit Securities generally remain the same, subject to certain limited adjustment, until such time as the next-announced composition of the Deposit Securities is made available;

- The Exchange or other information provider will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing on a per Share basis, the sum of the current value of the In-Kind Creation Securities and the estimated Cash Component;

- The arbitrage mechanism will be facilitated by the transparency of the Fund's portfolio and the availability of the IIV, the liquidity of its Portfolio Securities, and the ability to access those securities, as well as the arbitrageurs' ability to create workable hedges;

- The Funds will solely invest in liquid securities;

- The Funds will invest in Portfolio Securities with liquidity levels that will facilitate an effective and efficient arbitrage mechanism and the ability to create workable hedges;

- Arbitrageurs are expected to take advantage of price variations between the Fund's market price and its NAV; and

- As a result, a close alignment between the Fund's market price and the Fund's NAV is expected.

Response:

Regulation M

Redeemable securities issued by an open-end management investment company are excepted from the provisions of Rule 101 and 102 of Regulation M. The Commission granted the Trust an exemption from certain provisions of the 1940 Act in order to permit the Trust to maintain its registration as an open-end management investment company and to issue shares that are redeemable only in Creation Unit size aggregations of Shares.

Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exceptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of a distribution until after the applicable restricted period except as specifically permitted in the Regulation. The provisions of Rule 101 of Regulation M apply to underwriters, prospective underwriters, brokers, dealers, or other persons who have agreed to participate or are participating in a distribution of securities.

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, particularly that the Trust is a registered open-end management investment company that will continuously redeem at the NAV Creation Unit size aggregations of the Shares of the Fund, and the secondary market price of the Shares of the Fund should not vary substantially from the NAV of such Shares, which is based on the identity and quantity of the securities and the other assets held by the Fund, the Division hereby confirms that the Trust is excepted under paragraph (c)(4) of Rule 101 of Regulation M with respect to the Fund thus permitting persons who may be deemed to be participating in a distribution of Shares of the Fund to bid for or purchase such Shares during their participation in such distribution.[2]

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[2] We note that Regulation M does not prohibit a distribution participant and its affiliated purchasers from bidding for and purchasing portfolio securities in accordance with the exceptions contained in paragraphs (b)(6) and (c)(1) of Rule 101. Rule 101(b)(6)(i) excepts basket transactions in which bids or purchases are made in the ordinary course of business in connection with a basket of 20 or more securities in which a covered security does not comprise more that 5% of the value of the basket purchased. Rule 101(b)(6)(ii) excepts adjustments to such a basket made in the ordinary course of business as a result of a change in the composition of a standardized index. Also, Rule 101(c)(1) excepts transactions in actively-traded securities, that is, securities that have an average daily trading volume value of at least $1 million and are issued by an issuer whose common equity securities have a public float value of at least $150 million; provided however, that such securities are not issued by the distribution participant or an affiliate of the distribution participant.

The Division also confirms the interpretation of Rule 101 of Regulation M that a redemption of Creation Unit size aggregations of Shares of the Fund and the receipt of In-Kind Redemption Securities in exchange therefor by a participant in a distribution of Shares of the Fund would not constitute an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" within the meaning of Regulation M, and therefore would not violate Regulation M.

Rule 102 of Regulation M

Rule 102 of Regulation M prohibits issuers, selling security holders, or any affiliated purchaser of such person from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder. Rule 100 of Regulation M defines "distribution" to mean any offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

On the basis of your representations and the facts presented, particularly that the Trust is a registered open-end management investment company that will redeem at the NAV Creation Units of Shares of the Fund, the Division hereby confirms that the Trust is excepted under paragraph (d)(4) of Rule 102 of Regulation M with respect to the Fund, thus permitting the Fund to redeem Shares of the Fund during the continuous offering of such Shares.

Rule 10b-17

Rule 10b-17, with certain exceptions, requires an issuer of a class of publicly traded securities to give notice of certain specified actions (for example, a dividend distribution, stock split, or rights offering) relating to such class of securities in accordance with Rule 10b-17(b).

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, particularly that the Commission has determined to grant an exemption from the 1940 Act to register the Trust as an open-end management investment company notwithstanding the fact that it issues Shares with limited redeemability, the Commission hereby grants an exemption from the requirements of Rule 10b-17 to the Trust with respect to transactions in the Shares.[3]

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[3] We also note that compliance with Rule 10b-17 would be impractical in light of the nature of the Fund. This is because it is not possible for the Trust to accurately project ten days in advance what dividend, if any, would be paid on a particular record date.

Rule 14e-5

Rule 14e-5 under the Exchange Act, among other things, prohibits a person making a tender offer or exchange offer for any equity security from directly or indirectly, purchasing or arranging to purchase any subject or related securities except as part of the offer, from the time the offer is publicly announced until its expiration.

Rule 14e-5 explicitly includes dealer-managers within the rule's definition of "covered person." Accordingly, while acting as dealer-manager of a tender offer for a Component Security, a dealer-manager is prohibited from purchasing or arranging to purchase that Component Security until the expiration of the offer.

On the basis of your representations and the facts presented, particularly that purchases or redemptions of the Fund Securities would not appear to result in the abuses at which Rule 14e-5 is directed, and that any bids or purchases by dealer-managers would not be effected for the purpose of facilitating a tender offer, the Commission hereby grants an exemption from Rule 14e-5 to permit any person acting as dealer-manager of a tender offer for a Component Security to: (1) redeem the Fund Securities in Creation Unit size aggregations to the Funds for Component Securities that may include a security subject to the tender offer; and (2) purchase the Fund Securities during such offer.[4]

These exemptions and interpretations are subject to modification or revocation if at any time the Commission or Division determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these exemptions and interpretations are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these exemptions and interpretations.

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[4] The Staff also confirms its no-action position under Rule 14e-5 when a broker-dealer (including a member or member organization of the NYSE Arca or other national securities exchange), acting as a dealer-manager of a tender offer for a Component Security, purchases such Component Security in the secondary market for the purpose of tendering them to purchase a Creation Unit size aggregation of Fund Securities, if such transactions are effected as adjustments to such a basket in the ordinary course of business as a result of a change in the composition of the relevant index.

The Division expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

For the Commission, by the Division of
Trading and Markets,
pursuant to delegated authority,



Josephine J. Tao
Assistant Director

Attachment

WILLKIE FARR & GALLAGHER LLP

1875 K Street, N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

RECEIVED
2010 AUG 23 PM 2:54
SEC / TM

August 17, 2010

Ms. Josephine J. Tao, Esq.
Assistant Director
Office of Trading Practices and Processing
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request for Exemptive, Interpretive and No-Action Relief from Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act") and Rules 10b-17 and 14e-5 under the Exchange Act for Equity-Index Exchange Traded Funds

Dear Ms. Tao:

iShares Trust (the "Trust") requests relief under the Securities Exchange Act of 1934 (the "Exchange Act") on behalf of itself and the market participants discussed below with respect to certain of its series operated as exchange-traded funds ("ETFs," and each, an "ETF"). The Trust is an open-end management investment company, registered as an investment company with the U.S. Securities and Exchange Commission (the "Commission"), that was organized on December 16, 1999 as a Delaware statutory trust. The Trust consists of approximately 168 investment series or portfolios.

This letter requests relief with respect to the iShares MSCI New Zealand Investable Market Index Fund, iShares MSCI Philippines Investable Market Index Fund, iShares MSCI Brazil Small Cap Index Fund, and iShares MSCI China Small Cap Index Fund (each, a "Fund," and collectively, the "Funds"), four newly-created series of the Trust. The Trust is seeking approval from the NYSE Arca (the "Exchange") to have the Funds' shares (the "Shares") listed on the Exchange, subject to notice of issuance. The Exchange is expected to rely on Rule 19b-4(e) under the Exchange Act to list and trade the Shares, which meet the Exchange's listing criteria for ETFs pursuant to Exchange Rule 5.2(j)(3), including the trading volume and portfolio liquidity criteria thereof.[1]

[1] Rule 5 of the NYSE Arca Equities Rules governs listing of equity securities. Rule 5.2(j)(3), as noted, sets out the listing standards for investment company units, such as the Shares. To be eligible to list its shares on the Exchange, Rule 5.2(j)(3) generally requires, in relevant part, an investment company to hold securities comprising, or otherwise based on or representing an interest in, an index or portfolio of

Each Fund will invest in common stocks consisting of the component securities (the "Component Securities") of the MSCI New Zealand Investable Market Index (the "New Zealand Index"), the MSCI Philippines Investable Market Index (the "Philippines Index"), the MSCI Brazil Small Cap Index (the "Brazil Index"), or the MSCI China Small Cap Index (the "China Index") (collectively, the preceding indexes are referred to as the "Indexes"), as applicable and consistent with each Fund's investment strategy. The Trust will issue and redeem Shares only in aggregations of at least 50,000 Shares (referred to as "Creation Units").

The Trust, on behalf of itself, the Funds, the Exchange and any other national securities exchange on or through which the Shares may subsequently trade (with each such market being a "Market"), and persons or entities engaging in transactions in Shares, as the case may be, requests that the Commission grant exemptive, interpretive or no-action relief from Rules 101 and 102 of Regulation M under the Exchange Act, and Rules 10b-17 and 14e-5 under the Exchange Act, in connection with secondary market transactions in Shares and the creation or redemption of Creation Units of Shares, as discussed below.

On October 24, 2006, the Commission granted relief to the PowerShares Exchange-Traded Fund Trust with respect to the rules under the Exchange Act identified above (the "PowerShares Letter").[2] ETFs listed and traded on an exchange may rely upon the relief granted in the PowerShares Letter without the submission of an Exchange Act exemptive/no-action request if such ETFs meet specified conditions, including the following: (a) at least 70% of the ETF must be comprised of component stocks that have a minimum average daily trading volume ("ADTV") of at least $1 million during each of the previous two months of trading prior to formation of the relevant ETF; and (b) at least 70% of the ETF must be comprised of component stocks that have a minimum public float value of at least $150 million; provided, however, that if the ETF has 200 or more component stocks, then 50% of the component stocks must meet the $1 million ADTV and $150 million public float thresholds.[3] Although the Funds are expected to meet the applicable requirements to be listed on the Exchange, certain of the Component Securities of the Funds will not meet the ADTV or public float criteria of the PowerShares Letter;[4] therefore, the Funds may not rely on the relief provided in the

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securities. The investment company must issue units in a specific aggregate number in return for a deposit of securities and/or a cash amount. Units must be redeemable directly or indirectly from the investment company in return for securities and/or cash, a minimum number of units must be outstanding at the commencement of trading on the Exchange, and the units' net asset value per share must be calculated daily and available to all market participants at the same time.

[2] Letter from James A. Brigagliano, Assistant Director of Market Regulation, to Stuart M. Strauss, Esq. (Oct. 24, 2006). Relief was granted for the Commission by the Division of Market Regulation (now the Division of Trading and Markets) pursuant to delegated authority.

[3] PowerShares Letter at 2-3.

[4] Except for the minimum average daily trading volume and public float criteria of the PowerShares Letter, the Funds meet all other conditions of the PowerShares Letter. We note that the Commission has previously granted relief to ETFs that did not meet the ADTV and public float requirements, but that

PowerShares Letter with respect to Rules 101 and 102 of Regulation M under the Exchange Act and Rules 10b-17 and 14e-5 under the Exchange Act.[5]

I. The Parties

A. The Funds

The Funds are separate investment portfolios of the Trust. The investment objective of each Fund is to provide investment results that, before fees and expenses, correspond generally to the price and yield of its respective Index. Each Fund's investment objective is not a fundamental policy and can be changed by the board of trustees (the "Board") without shareholder approval.

Each of the Funds intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a "regulated investment company" for purposes of the Internal Revenue Code.

Each Index is a single-country MSCI Global Investable Market Index or a subset thereof ("MSCI Index"). The New Zealand Index is a free float-adjusted market capitalization weighted index designed to measure the performance of equity securities in the top 99% by market capitalization of equity securities listed on stock exchanges in New Zealand. As of October 30, 2009, the New Zealand Index had 22 constituents and its three largest industries by component weighting were materials, telecommunications services and consumer discretionary.

The Philippines Index is a free float-adjusted market capitalization weighted index designed to measure the performance of equity securities in the top 99% by market capitalization of equity securities listed on stock exchanges in the Philippines. As of March 1, 2010, the Philippines Index had 28 constituents and its three largest industries by component weighting were financials, telecommunications services and utilities.

The Brazil Index is a free float-adjusted market capitalization weighted index designed to measure the performance of equity securities in the bottom 14% by market capitalization of equity securities listed on stock exchanges in Brazil. As of October 30, 2009, the Brazil Index had 91 constituents and its three largest industries by component weighting were consumer discretionary, industrials and financials.

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otherwise met the conditions of the PowerShares Letter. *See* Letter from James A. Brigagliano, Associate Director, Division of Market Regulation, to Domenick Pugliese (Mar. 8, 2007) ("HealthShares Composite Letter"); Letter from James A. Brigagliano, Associate Director, Division of Market Regulation, to Domenick Pugliese (Jan. 22, 2007) ("HealthShares Emerging Letter").

[5] The Commission has granted class relief with respect to Section 11(d)(1) of the Exchange Act and Rules 10b-10, 11d1-2, 15c1-5 and 15c1-6 thereunder to certain "Qualifying ETFs." *See* Letter from Catherine McGuire, Chief Counsel, Division of Market Regulation, to the Securities Industry Association (Nov. 21, 2005). The Funds meet the requirements of "Qualifying ETFs" under this letter and are therefore relying on this letter with respect to these provisions.

The China Index is a free float-adjusted market capitalization weighted index designed to measure the performance of equity securities in the bottom 14% by market capitalization of the Chinese equity securities markets, as represented by the H-Share (securities of companies incorporated by the People's Republic of China that are denominated in Hong Kong dollars and listed on the Hong Kong Exchange) and B-Share (securities of companies incorporated in the People's Republic of China and listed for foreign investment on the stock exchange in the People's Republic of China) markets. The China Index also includes certain Hong Kong-listed securities known as Red-Chips (issued by companies controlled by entities owned by the national government or local governments in the People's Republic of China and deriving substantial revenues or allocating substantial assets in the People's Republic of China) and P-Chips (issued by companies controlled by individuals in the People's Republic of China and deriving substantial revenue or allocating substantial assets in the People's Republic of China). As of October 30, 2009, the Index had 200 constituents, approximately 52% of which were P-Chips, 20% were Red-Chips, 19% were H-Shares, and 9% were B-Shares, and its three largest industries by component weighting were consumer discretionary, industrials and information technology.

B. The Adviser

BlackRock Fund Advisors ("BFA" or the "Adviser") has overall responsibility for the general management and administration of the Funds, including the investment of each Fund's assets, subject to the oversight and ultimate responsibility of the Board. BFA is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") and provides an investment program for the Funds and manages the investment of each Fund's assets.

BFA uses a "passive" or indexing approach to try to achieve the Funds' investment objectives. Unlike many investment companies, the Funds do not try to outperform the indexes that they track and do not seek temporary defensive positions when markets decline or appear overvalued.

Under the Investment Advisory Agreement between BFA and the Trust (entered into on behalf of the Funds), BFA is responsible for substantially all expenses of the Funds, including transfer agency, custody, fund administration, legal, audit, and other services, except interest expense, taxes, brokerage expenses, future distribution fees or expenses and extraordinary expenses.

C. The Distributor

SEI Investments Distribution Co. (the "Distributor"), a broker-dealer registered with the Commission under the Exchange Act, will act on an agency basis and will be each Fund's "principal underwriter," as defined in Section 2(a)(29) of the Investment Company Act of 1940 (the "1940 Act"). The Trust issues and sells Shares only in Creation Units on a continuous basis through the Distributor at their net asset value ("NAV") next determined after receipt of an order in proper form. The Distributor will not maintain a secondary market in the Shares. The Distributor may enter into selected dealer agreements with other broker-dealers or other qualified financial institutions for the sale of Creation Units of Shares ("Soliciting Dealers"). Such Soliciting Dealers may also be participants in the Depository Trust Company ("DTC").

D. The Depository Trust Company

DTC will serve as securities depository for the Shares (the Shares may be held only in book-entry form; stock certificates will not be issued). DTC, or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or its participants (*i.e.*, securities brokers-dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC). Beneficial owners of Shares generally are not entitled to have Shares registered in their names, and will not receive or be entitled to receive physical delivery of certificates.

To exercise any rights of a holder of Shares, each beneficial owner must rely on the procedures of (i) DTC; (ii) DTC Participants; and (iii) broker-dealers, banks and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly, through which such beneficial owner holds its interests.

II. Intraday Indicative Value and the Trading Market

A. Calculation of Intraday Indicative Value

The Exchange or other market information provider will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount (the "IIV") representing, on a per-share basis, the sum of the current value of the Deposit Securities, as that term is defined below, and the estimated Cash Component, also defined below. The Trust is not involved in or responsible for the calculation or dissemination of any such amount and makes no warranty as to its accuracy.

B. The Trading Market

As noted above, Shares will be listed for trading and will trade throughout the day on the Exchange and, potentially, other Markets. The price of Shares trading on the Exchange will be based on a current bid/offer market. The trading market on the Exchange affords investors the opportunity to assume and liquidate positions in Shares at their discretion, permitting them to take advantage of prices at any time of the trading day. This combination of intra-day liquidity with the Creation Unit purchase and redemption features creates potential arbitrage opportunities that, in turn, should mitigate pricing inefficiencies. The structural characteristics of the Shares are believed to provide investors with a liquid, price-efficient security that closely tracks the performance of the applicable Index.

The arbitrage mechanism will be facilitated by the transparency of the Fund's portfolio as represented by the Deposit Securities and Fund Securities, as discussed more fully below; availability of the IIV; the liquidity of such securities and the ability to access those securities; as well as the arbitrageurs' ability to create workable hedges. As discussed above, there will be disclosure on each business day of each Fund's Deposit Securities and Fund Securities, and the IIV will be disseminated every 15 seconds throughout the trading session. Each Fund will invest solely in liquid securities, which will facilitate an effective and efficient arbitrage mechanism and the ability to create workable hedges. For these reasons, we expect arbitrageurs to be able to take advantage of price variations between a Fund's market price and its NAV. We therefore expect close alignment between the market price and the NAV per share.

III. Creation and Redemption of Shares

A. Method of Purchase and Creation of Shares

The consideration for purchase of Creation Units of each Fund (except for the iShares MSCI Brazil Small Cap Index Fund which will be offered in Creation Units solely for cash and the iShares MSCI China Small Cap Index Fund which will be offered in Creation Units partially for cash) generally consists of the in-kind deposit of a designated portfolio of securities (*i.e.*, the "Deposit Securities"), which constitutes an optimized representation of the securities of the Funds' Indexes, and the "Cash Component," as described below. Together, the Deposit Securities and the Cash Component constitute the "Fund Deposit," which represents the minimum initial and subsequent investment amount for a Creation Unit of the Funds.

The Cash Component is sometimes referred to as the "Balancing Amount." The function of the Cash Component is to compensate for any differences between the NAV per Creation Unit and the Deposit Amount, as defined below. The Cash Component is an amount equal to the difference between the NAV of the Creation Unit and the Deposit Amount, which is an amount equal to the market value of the Deposit Securities.

BFA, through the National Securities Clearing Corporation ("NSCC"), makes available on each business day, before the opening of business on the Exchange, the identity and required number of shares of each Deposit Security and the amount of the Cash Component to be included in the current Fund Deposit (based on information at the end of the previous business day). The Deposit Securities generally remain the same, subject to any adjustments as described below, until such time as the next-announced composition of the Deposit Securities is made available.

To be eligible to place orders with the Distributor and to create a Creation Unit of a Fund, an entity must be: (i) a "Participating Party," *i.e.*, a broker-dealer or other participant in the clearing process through the Continuous Net Settlement System of NSCC (the "Clearing Process"), (ii) a clearing agency that is registered with the Commission, or (iii) a DTC participant, and must have executed an agreement with the Distributor with respect to creations and redemptions of Creation Units ("Participant

Agreement"). A Participating Party that has executed a Participant Agreement is referred to as an "Authorized Participant."

All creation orders must be placed for one or more Creation Units by or through a Participating Party and must be received by the Distributor in proper form no later than the time specified in the Fund's prospectus on any business day in order for the purchase to be effected based on the NAV of the Shares as next determined on such date. The date on which an order to create Creation Units (or an order to redeem Creation Units, as discussed below) is timely received in proper form is referred to as the "Transmittal Date."

State Street Bank and Trust Company ("State Street"), the custodian of each Fund's assets, will maintain or cause a sub-custodian of each Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the securities included in the designated Fund Deposit (or the cash value of such securities, in the case of permitted or required cash purchases or "cash in lieu" amounts), with any appropriate adjustments as permitted by the Trust. Deposit Securities must be delivered to an account maintained at the applicable local sub-custodians.

A Creation Unit typically will not be issued until the transfer to the Trust of cash or, if applicable, good title of the Deposit Securities and the payment of the Cash Component, have been completed. When the subcustodian has confirmed to the Custodian that the securities included in the Fund Deposit (or the cash value thereof) have been delivered to the account of the relevant sub-custodian or sub-custodians, the Distributor and the Adviser shall be notified of such delivery and the Trust will issue and cause the delivery of the Creation Unit in respect of the Fund. Creation Units are typically issued on a T+3 basis.

To the extent contemplated by the applicable Participant Agreement, Creation Units may be issued to an Authorized Participant notwithstanding the fact that the corresponding Fund Deposits have not been received in part or in whole, in reliance on the undertaking of the Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant's delivery and maintenance of collateral. The Participant Agreement generally permits the Fund to use the collateral to buy the missing Deposit Securities under certain conditions.

The Trust reserves the absolute right to reject any creation order for Shares transmitted to it by the Distributor in respect of the Fund if: (i) the order is not in proper form; (ii) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares; (iii) the Deposit Securities delivered do not conform to the identity and number of Shares disseminated through the facilities of NSCC for that date by BFA, as described above; (iv) acceptance of Deposit Securities would have certain adverse tax consequences to the Fund; (v) acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (vi) acceptance of the Fund Deposit would, in the discretion of the Trust or BFA, have an adverse effect on the Trust or the rights of the beneficial owners; or (vii) circumstances outside the control of the Trust, State Street, the Distributor or BFA would make it impossible or impracticable to process creation orders.

A standard creation transaction fee is imposed to offset the transfer and other transaction costs associated with the issuance of Creation Units. The standard creation transaction fee will be the same regardless of the number of Creation Units purchased by the purchaser on the same day. When the Trust permits an in-kind purchaser to substitute cash-in-lieu of depositing a portion of the Deposit Securities, the purchaser may be responsible for certain transaction and brokerage costs associated with the cash-in-lieu portion of its investment up to a maximum amount that is disclosed in the Fund's prospectus. Purchasers also will bear the cost of transferring Deposit Securities to the Trust.

B. Redemption of Shares in Creation Units

Shares may be redeemed only in Creation Units at their NAV next determined after receipt of a redemption request in proper form by the Fund through the Distributor and only on a business day. The Funds will not normally redeem Shares in aggregations less than Creation Units. Beneficial owners must accumulate enough Shares in the secondary market to constitute a Creation Unit in order to be eligible to have such Shares redeemed by the Trust.

BFA and the Distributor make available through NSCC, immediately prior to the opening of business on the Exchange (normally 9:30 a.m., Eastern time) on each business day, the identity and number of shares that will be applicable (subject to possible amendment or correction) to redemption requests received in proper form on that day ("Fund Securities"). Fund Securities received on redemption may not be identical to Deposit Securities that are applicable to purchases of Creation Units.

Unless cash redemptions are available or specified for the Fund, the redemption proceeds for a Creation Unit generally consist of Fund Securities plus cash in an amount equal to the difference between the NAV of the Creation Unit, as next determined after receipt of a request in proper form, and the value of the Fund Securities (such difference, the "Cash Redemption Amount"), less the redemption transaction fee. If the Fund Securities have a value greater than the NAV of the Creation Unit, a compensating cash payment equal to such difference is required to be made by or through an Authorized Participant by the redeeming shareholder.

Orders to redeem Creation Units must be delivered through an Authorized Participant. An order in good form to redeem Creation Units is deemed received by the Trust on the Transmittal Date if: (i) a request in satisfactory form to the Trust is received by State Street not later than the time specified in the Fund's prospectus on the Transmittal Date; (ii) such order is accompanied or followed by the requisite number of Shares specified in such order, which delivery must be made through DTC to State Street no later than 10:00 a.m., Eastern time, on the next business day following the Transmittal Date; and (iii) all other procedures set forth in the Participant Agreement are properly followed. Deliveries of Fund Securities to redeeming investors generally will be made within three business days.

To take delivery of Fund Securities upon redemption of Shares, a redeeming beneficial owner, or Authorized Participant acting on behalf of such beneficial owner, must maintain appropriate security arrangements with a qualified broker-dealer, bank or other custody provider in each jurisdiction in which any of the Fund Securities are customarily traded, to which account such Fund Securities will be delivered.

If contemplated by an Authorized Participant's agreement with the Distributor, if an Authorized Participant has submitted a redemption request in proper form, but cannot transfer all or part of the Creation Unit to be redeemed to the Fund's Transfer Agent, the Distributor will accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing shares as soon as possible. Such undertaking shall be secured by the Authorized Participant's delivery and maintenance of collateral.

The calculation of the value of the Fund Securities and the Cash Redemption Amount to be delivered upon redemption will be made by State Street according to specified procedures for determining NAV computed on the business day on which a redemption order is deemed received in proper form by the Trust. If it is not possible to effect deliveries of the Fund Securities, the Trust may in its discretion redeem Shares in cash, and the redeeming beneficial owner will be required to receive its redemption proceeds in cash. In addition, an investor may request a redemption in cash that a Fund may, in its sole discretion, permit. In either case, the investor will receive a cash payment equal to the NAV of the tendered shares next determined after the redemption request is received in proper form, minus applicable fees.

A standard fixed redemption fee is imposed to offset transfer and other transaction costs that may be incurred by a Fund. The standard redemption transaction fee will be the same regardless of the number of Creation Units redeemed by an investor on the same day. The redeeming investor may be responsible for certain transaction and brokerage costs associated with the cash-in-lieu portion of its redemption proceeds, up to a maximum amount that is disclosed in the Fund's prospectus. Investors will also bear the costs of transferring the Fund Securities from the Trust to their account or on their order.

IV. Requests for Relief

The Trust requests relief from specified rules promulgated under the Exchange Act, as set out below.

A. Rule 101 of Regulation M

The Trust seeks relief from Rule 101 of Regulation M under the Exchange Act with respect to the Funds.[6] Subject to certain enumerated exceptions, Rule 101 prohibits a "distribution participant," in connection with a distribution of securities, from bidding for or purchasing or from attempting to induce any person to bid for or purchase, a "covered security" during the applicable restricted period. "Distribution participant" is defined in Rule 100(b) of Regulation M to include an underwriter or prospective underwriter in a particular distribution of securities, or any broker, dealer or other person who has agreed to participate or is participating in such distribution. Rule 100(b) of Regulation M defines "distribution," for purposes of the Rule, as an offering of securities, whether or not subject to registration under the Securities Act of 1933, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

We understand that while broker-dealers that tender Deposit Securities to the Trust through the Distributor in return for Creation Unit(s) of Shares generally will not be part of a syndicate or selling group, and no broker-dealer will receive fees, commissions or other remuneration from the Trust or the Distributor for the sale of Creation Units, under certain circumstances they could be deemed to be an "underwriter" or "distribution participant," as those terms are defined in Rule 100(b).

The Trust respectfully requests that the Commission or Staff grant exemptive, interpretive or no-action relief from Rule 101, as discussed below, to permit persons participating in a distribution of Shares to bid for or purchase, or engage in other secondary market transactions in, such Shares during their participation in such distribution.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Because a Fund's NAV is generally determined based on the market values of its portfolio securities, and purchases or sales of Shares in the secondary market generally occur at negotiated prices that reflect the underlying portfolio value, as generally represented by the NAV, creation or redemption of Shares should not have a significant impact on the NAV, or the market value of Shares. Rather, the ability to create and redeem Shares each business day, combined with the arbitrage and market making mechanisms of market participants, should work to keep the market prices of Shares, and the NAV of such Shares, closely aligned.

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[6] 17 CFR 242.101 (2010).

Paragraph (c)(4) of Rule 101 exempts from its application, among other things, redeemable securities issued by an open-end management investment company (as such terms are used in the 1940 Act). The Trust is registered as an open-end management investment company under the 1940 Act. However, the individual Shares are not redeemable except in Creation Unit size aggregations. As discussed above, due to the redeemability of the Shares in Creation Unit size aggregations each business day, combined with the ability of market participants to engage in arbitrage and other market making mechanisms throughout the trading day, there should be little disparity between the Shares' market price and their NAV per Share. Accordingly, the rationale for exempting redeemable securities of open-end management investment companies from the application of Rule 101 is equally applicable to the Shares. Although Shares may only be redeemed in Creation Unit size aggregations, the Trust is intended to function like any other open-end fund continuously offering its shares. It is in recognition of the special nature of such offerings that open-end management investment company and unit investment trust securities are exempted under paragraph (c)(4). Without such an exemption, they could not operate as intended. In view of the foregoing, the Trust requests that the Staff confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Unit size aggregations, transactions in the Shares would be exempted from Rule 101 on the basis of the exception contained in (c)(4) of such Rule.

The Trust also respectfully requests relief from the provisions of Rule 101 to the extent necessary to permit persons or entities that may be deemed to be participating in the distribution of the Shares or a Component Security of the Funds to tender Shares for redemption in Creation Unit size aggregations and to receive as part of redemption proceeds the Fund Securities of each Fund.

The Trust requests, in this regard, that the Commission or Staff confirm that the tender of the Shares to the Trust for redemption and the receipt of Fund Securities upon redemption does not constitute a bid for or purchase of any of such securities for the purposes of Rule 101, or alternatively, that the Commission or Staff grant exemptive or no-action relief to the extent necessary to permit redemptions of Shares for Fund Securities as described above. Redemption entails no separate bid for any of the Fund Securities. Absent unusual circumstances, the Trust will not purchase Fund Securities in the secondary market to fulfill a redemption request. Therefore, redemptions of Shares cannot be expected to affect the market price of the Fund Securities. The Trust believes that the purchase of Fund Securities, while engaged in a distribution with respect to such securities, for the purpose of acquiring a Creation Unit aggregation of Shares should be exempted from Rule 101. The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Application of Rule 101 in this context would not further the anti-manipulative purposes underlying the Rule.

In view of the lack of any special financial incentive to create Creation Unit size aggregations of the Shares, combined with a predictable lack of any meaningful potential for the issuance and the secondary market trading of the Shares to affect significantly Share pricing, application of Rule 101 to a broker-dealer or other person who may be participating in a distribution or broker-dealers or other persons in their creation and redemption activities, in their day-to-day ordinary business of buying and selling securities and the Shares, may undermine the potential beneficial market effect of Share trading.

For the reasons set forth above, the Trust requests that the Commission or Staff grant exemptive, interpretive or no-action relief from Rule 101 to permit persons participating in a distribution of Shares to bid for or purchase, or engage in other secondary market transactions in, such Shares during their participation in such distribution.

B. Rule 102 of Regulation M

The Trust also requests that the Commission or Staff confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Unit size aggregations that, for the reasons previously stated under the request with respect to the exemption under Rule 101(c)(4), transactions in the Shares would be exempted from Rule 102 of Regulation M on the basis of the exception contained in (d)(4) of such Rule.[7]

Alternatively, the Trust respectfully requests that the Commission grant an exemption under paragraph (e) of Rule 102 to such effect. Application of Rule 102 in this context would not further the anti-manipulative purposes underlying the Rule.

The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for that particular security. For the reasons described in connection with the requested Rule 101 relief, redemption transactions and secondary market transactions in the Shares are not viable means to manipulate the price of a Component Security during a distribution of such security. The Trust will redeem the Creation Unit size aggregations of Shares at the NAV of the Shares. Although the Shares will be traded on the secondary market, the Shares may only be redeemed in Creation Unit size aggregations. Thus, the Trust believes that the redemption by the Trust of the Shares at their NAV in consideration principally for Fund Securities does not involve the abuses that Rule 102 was intended to prevent.

For the reasons set forth above, the Trust requests that the Commission or the Staff grant exemptive, interpretive or no-action relief from paragraph (e) of Rule 102.

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[7] 17 CFR 242.102 (2010).

C. Rule 10b-17

The Trust seeks relief from Rule 10b-17 under the Exchange Act.[8] Rule 10b-17 requires an issuer of a class of publicly traded securities to give notice of certain specified actions (*e.g.*, dividends, stock splits, rights offerings) relating to such class of securities in accordance with Rule 10b-17(b). Paragraph (c) of the rule, however, states that the rule shall not apply to redeemable securities issued by open-end investment companies and unit investment trusts registered under the 1940 Act. Except for the fact that Shares are redeemed in Creation Unit size aggregations, the Trust is intended to function like any other open-end fund continuously offering its shares. In recognition of the foregoing, the Division of Investment Management issued an order permitting the Trust to issue shares with limited redeemability while still treating the Trust substantially like any other open-end investment company. In addition, compliance with Rule 10b-17 would be impractical in light of the nature of the Funds. This is because it is not possible for the Trust to project accurately, ten days in advance, what dividend, if any, would be paid on a particular record date. Therefore, the exemption under paragraph (c) of Rule 10b-17, which covers open-end investment companies with fully redeemable shares, should apply to the Trust.

For the reasons set forth above, the Trust requests that the Commission or the Staff grant exemptive, interpretive or no-action relief from Rule 10b-17.

D. Rule 14e-5

The Trust requests relief from Rule 14e-5 under the Exchange Act.[9] Rule 14e-5 prohibits a person who makes a cash tender offer or exchange offer for any equity security from directly or indirectly purchasing such security (or a security immediately convertible into or exchangeable for such security) otherwise than pursuant to such tender offer or exchange offer. The Rule also applies to the dealer-manager of a tender or exchange offer, its affiliates and to advisers thereto ("Covered Persons").

The Trust respectfully requests that the Commission or Staff grant an exemption from Rule 14e-5 to permit any Covered Person (including a member or member organization of the Exchange or other Market), during the existence of such offer, to (1) redeem Shares in Creation Unit size aggregations for the Fund Securities that may include a security subject to the tender or exchange offer; and (2) engage in secondary market transactions in Shares during such offer.

The acquisition of individual Fund Securities by means of redemptions of Shares would be impractical and extremely inefficient in view of the requirement that a minimum number of Shares be redeemed. In addition, as discussed in the relief requested under Regulation M, application of the Rule's prohibition would impede the valid and useful market and arbitrage activity that would assist secondary market trading

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[8] 17 CFR 240.10b-17 (2010).

[9] 17 CFR 240.14e-5 (2010).

and improve Share pricing efficiency. In no case would redemptions of Shares or secondary market transactions by Covered Persons be effected for the purpose of facilitating a tender offer. Accordingly, purchases and redemptions of Shares in the circumstances described would not appear to result in the abuses at which Rule 14e-5 is directed.

In addition, the Trust requests that the Commission or Staff take a no-action position under Rule 14e-5 if a broker-dealer (including a member or member organization of the Exchange or other Market) acting as a dealer-manager of a tender offer for a Fund Security purchases such securities in the secondary market for the purpose of tendering such securities to purchase one or more Creation Unit size aggregations of Shares, if made in conformance with the following: (i) such bids or purchases are effected in the ordinary course of business, in connection with a basket of 20 or more securities in which any security that is the subject of a distribution, or any reference security, does not comprise more than 5% of the value of the basket purchased; or (ii) purchases are effected as adjustments to such basket in the ordinary course of business as a result of a change in the composition of the Index; and (iii) such bids or purchases are not effected for the purpose of facilitating such tender offer.

V. Conclusion

Based on the foregoing, we respectfully request that the Commission or Staff grant the relief requested herein. Should you have any questions, please call me at (202) 303-1257.

Sincerely,



Matthew B. Comstock

cc: Elizabeth Sandoe, Senior Special Counsel, Division of Trading and Markets, U.S. Securities and Exchange Commission

David Bloom, Special Counsel, Division of Trading and Markets, U.S. Securities and Exchange Commission

Deepa Damre, Director, Blackrock

132-00947